(LOGO) MERCANTILE BANK

Mercantile Bank
National Association

Mercantile Tower
P.O. Box 524
St. Louis, MO 63166-0524
314-425-2525


Exhibit 1

Management's Assertion Concerning Compliance with USAP Minimum Servicing Standards


March 16, 2000

As of and for the year ended December 31, 1999, Mercantile Bank N.A. (the "Company"), a wholly owned subsidiary of Firstar Corporation, has complied in all material respects with the minimum servicing standards (the "Standards") set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP").

As of and for this same period, the Company had in effect fidelity bond and errors and omissions policy in the amounts of $50,000,000 and $25,000,000 respectively.

Heidi Meckes
Chief Financial Officer
Mercantile Mortgage
Mercantile Bank, N.A.

Alan Leimkuehler
Vice President of Servicing
Mercantile Mortgage
Mercantile Bank, N.A.